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                                 HOLLINGER INC.
                                 STATUS UPDATE

     Toronto, Ontario, Canada, September 22, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

     (i)  Board Compensation Approvals

     Following a consultative process and review of a marketplace survey by independent external experts, the compensation for the directors of Hollinger has been established as set out below. Due to his position as an officer of Hollinger, Randall Benson, Chief Restructuring Officer, will not receive compensation in his role as a director.

     o    Annual retainer - $70,000 payable quarterly in arrears;

     o    Chairman of the Board - $50,000 per year payable quarterly in arrears;

     o    Committee Chair - $15,000 per year payable quarterly in arrears;

     o    Committee Member - $3,500 per year payable quarterly in arrears;

     o    Board Meeting fee - $1,500 per meeting; and

     o    Committee meeting fee - $1,500 per meeting.

     o The compensation is subject to a cap of $150,000 per director for a 12 month period except for the Chair who is subject to a cap at $200,000 for a 12 month period.

     o A program will be introduced whereby at the option of each director, the retainer may be paid in equity or deferred share units, if permitted by law.


     Joseph Wright has been appointed as the Chair of the Board of Directors for Hollinger. The Audit Committee of the Corporation has been established and shall initially be comprised of the entire Board of Directors of Hollinger. David Rattee has been appointed Chair of the Audit Committee for Hollinger. Mr. Benson will be an ex-officio member of the Audit Committee.

     (ii) Litigation Matters

     The motions brought by certain individuals seeking an Order to, inter alia, stay the civil action brought by Hollinger against, inter alia, certain former executives are scheduled to be heard before Mr. Justice Campbell of the Ontario Superior Court of Justice in Toronto on

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November 14, 2005 and November 15, 2005. The Saskatchewan Court of Queen's Bench
has reserved decision in respect of various motions which were brought in the Class Action proceedings commenced in Saskatchewan. The Court of Appeal for Ontario has reserved decision on the appeal heard on September 6, 2005 which was brought by certain individuals appealing an Order compelling them to stand for examination by the Inspector.

     In United States Securities and Exchange Commission v. Black, et al., pending in the United States District Court for the Northern District of Illinois, the judge granted the government's motion to stay all discovery with the exception of document discovery pending the outcome of a criminal case and an ongoing criminal investigation by the U.S. Attorney's Office. The government has brought similar motions to stay discovery in the case brought by Hollinger International and the private securities litigation, both pending in the United States District Court for the Northern District of Illinois. In the Hollinger International case, the court has issued a temporary stay pending resolution of the government's motion. No ruling has been made yet in the private securities litigation.

     Hollinger and the U.S. Securities and Exchange Commission have agreed to an extension of the Escrow and Custodial Agreement dated March 1, 2005 to November 30, 2005.

Financial Statements

     As previously reported, Hollinger's 2003 and 2004 annual financial statements cannot currently be completed and audited for various reasons. One precondition to the filing by Hollinger of audited financial statements on a consolidated basis is the filing of financial statements by Hollinger International Inc. ("Hollinger International") which, in turn, Hollinger's auditors can rely upon. The Audit Committee of Hollinger is working to determine the best course of action to deliver financial information to Hollinger's stakeholders as quickly as possible.

     Hollinger has been unable to file its annual financial statements, MD&A and AIF for the years ended December 31, 2003 and 2004 on a timely basis as required by Canadian securities legislation and Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31 and June 30, 2005.

     Hollinger International has not yet filed its interim financial statements for the fiscal quarters ended March 31 and June 30, 2005. On September 15, 2005, Hollinger International filed a Form 8-K which included unaudited financial statements for the year ended December 31, 2004 pending the filing of its Form 10-K. Hollinger International has indicated that it expects to report that its internal control over financial reporting was not effective as of December 31, 2004. On August 29, 2005, Hollinger International further advised that it will restate its consolidated balance sheets as of December 31, 2000, 2001, 2002, and 2003 and its consolidated statements of operations for the years ended December 31, 2000 and 2001. Hollinger International has previously stated that it expects to become current with its continuous disclosure obligations upon the filing of its third quarter interim financial statements in November 2005.
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     Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger's auditors. The Alternative Financial Information includes the accounts of Hollinger and those wholly-owned subsidiaries which carry out head office functions and which do not represent investments. Investments in other companies and subsidiaries, such as Hollinger International, are not consolidated but rather are carried as investments and are accounted for at their market value. The Alternative Financial Information has been prepared in accordance with Hollinger's traditional accounting policies with the exception that it has been prepared as though Hollinger had always accounted for its assets and liabilities at their market values.

     Hollinger's new Board of Directors has established an Audit Committee, which will deliberate over the alternatives to provide additional financial information regarding Hollinger to the public. It is possible that Hollinger will determine that it cannot provide audited financial statements consolidating Hollinger International. The Audit Committee is considering the possibility or necessity of utilizing an alternate accounting method, such as the method used for the Alternative Financial Information.

Inspection

     Ernst & Young Inc. (the "Inspector") is continuing the inspection (the "Inspection") of certain of Hollinger's historical related party transactions pursuant to an Order of Mr. Justice Campbell of the Ontario Superior Court of Justice. The Inspector has provided nine interim reports with respect to its inspection of Hollinger. The Inspector is expected to provide a further report to the Court by October 31, 2005.

     Through September 16, 2005, the cost to Hollinger of the Inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$11.7 million.

     Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

Supplemental Financial Information

     As of the close of business on September 16, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$63.4 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the September 16, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$10.50, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$165.6 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in


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escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.5 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers; and (b) approximately US$572.0 thousand in cash with the trustee under the Indenture governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Secured Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes).

     Hollinger has paid C$1.2 million to satisfy a portion of its severance obligation under paragraph 6 of the Order of Mr. Justice Campbell dated July 8, 2005. Hollinger is reviewing these obligations as well as the obligation under the same Order to pay an additional C$1.8 million in severance to three other directors and other amounts alleged to be owed as well.

     There is currently in excess of US$158.0 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Secured Notes outstanding.

Ravelston Receivership and CCAA Proceedings

     On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice (the "Court") issued two orders by which Ravelston and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, the Receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares of Hollinger (collectively such entities, including Ravelston and RMI are referred to as the "Ravelston Entities"). On July 19, 2005, Mr. Justice Farley extended to October 21, 2005 the stay of proceedings against the Ravelston Entities that he had initially granted on April 20, 2005.

     On August 18, 2005, the United States Attorney for the Northern District of Illinois (the "US Attorney") returned an indictment (the "Indictment") against the Receiver and others pursuant to which they have been charged with five counts of mail fraud and two counts of wire fraud in violation of Title 18, United States Code, Sections 1341, 1343, 1346, and 2. The Receiver has not been served with the Indictment. On September 20, 2005, the Receiver brought a motion seeking certain relief and direction with respect to the Indictment. The Court ordered that the Receiver attend before the Court on October 3, 2005 to recommend the response, if any, of the Receiver to the Indictment.

     On September 12, 2005, the Court granted an Order establishing a Claims Procedure. The Claims Bar Date has been set as December 15, 2005.
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Outstanding Notes

     As previously announced, as a result of the Receivership Order, the CCAA Order and the related insolvency proceedings respecting the Ravelston Entities, an Event of Default occurred. With respect to the Notes, the relevant trustee under the Indentures or the holders of at least 25 percent of the outstanding principal amount of the relevant Notes has the right to accelerate the maturity of the Notes. If the Event of Default is deemed to be continuing unwaived, the terms of the Indentures prevent Hollinger from, among other things, honouring retractions of its Series II Preference Shares.

Company Profile

     Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
John Lute
Lute & Company
416 929 5883
jlute@luteco.com

www.hollingerinc.com